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                                                                EXHIBIT (1)


     INTEK
     970 West 190th Street, Suite 720
     Torrance, California  90502
     310-366-7335
     Fax: 310-366-7712




                                        March 7, 1996


     Simmonds Capital Limited
     5255 Yonge Street, Suite 1050
     Willodale, Ontario M2N 6P4
     CANADA

     Securicor Communications Ltd.
     Sutton Park House
     15 Carshalton Road
     Sutton Surrey SM1 4LD
     ENGLAND

     Roamer One Holdings, Inc.
     1431 West 117th Street
     Cleveland, Ohio  44107

          Re:  Proposed Combination of Land Mobile Radio Businesses
               ----------------------------------------------------
     Gentlemen:

               Intek Diversified Corporation, a Delaware corporation ("Intek"), proposes to enter into agreements with Midland International Corporation ("Midland U.S."), a Delaware corporation and a wholly-owned indirect subsidiary of Simmonds Capital Limited, an Ontario corporation ("Simmonds"), pursuant to which it will acquire a license (the "License" or the "License Agreement") to operate Midland U.S.'s Land Mobile Radio ("LMR") business in the United States as specified herein and will acquire certain intangible assets pursuant to an asset purchase agreement (the "Asset Purchase Agreement"). Simultaneously, Intek also proposes to enter into an agreement (the "Buy-Sell Agreement") with Securicor Communications Ltd., a corporation formed under the laws of England and Wales ("Securicor"),












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     pursuant to which Intek will acquire all of the outstanding securities of Securicor's wholly-owned subsidiary, Securicor Radiocoms Ltd. ("Radiocoms"), together with all the Preferred Stock which Securicor holds in E.F. Johnson Company, a Minnesota corporation ("Johnson").
     All such transactions (the "Transactions") are to be consummated at the Closing (as hereinafter defined) on the following terms and conditions (provided that, notwithstanding anything to the contrary
                 -------- ----
     contained herein which may state the form or structure of one or more of the Transactions, the parties shall cooperate to create a structure for the Transactions that meets the parties' business, tax and legal objectives):

               1. Intek will acquire a perpetual, exclusive License to operate Midland U.S.'s LMR business in the United States, including existing and future LMR products, but excluding the Midland 70-1336 & 17-1526 and Midland 70-9020 & 70-9405 LTR products, and to use of all Midland U.S. trademarks and the Midland name in the United States. Intek will also acquire: (i) rights and obligations to purchase as a "Midland Affiliate" under the Midland Hitachi Denshi Ltd. supply agreement dated May 12, 1994 (the "Hitachi Supply Agreement"), and similar arrangements with other Midland vendors (with applicable charges payable to Simmonds); (ii) all Midland U.S. direct supply agreements and quotations; (iii) all Midland U.S. dealer relationships, agreements and contracts; and (iv) all Midland U.S. customer order backlog. Notwithstanding the foregoing, the License would not extend to (i) Midland U.S. consumer products, Midland 70-1336 & 70-1526 or Midland 70-9020 & 70-9405 products or (ii) any sales or business outside of the United States. In connection with the foregoing, Simmonds will enter into a noncompetition agreement with Intek on terms to be mutually agreed and Simmonds and Intek will enter into arrangements to ensure that each of them performs, after the Closing, each of their respective continuing obligations under the Hitachi Supply Agreement, including without limitation, fulfillment of minimum purchase requirements under the Hitachi Supply Agreement to be allocated among Intek and Simmonds.

               2. In consideration of the License and the purchase of intangible assets described in paragraph 1, Intek will issue to Simmonds 2,500,000 fully paid, non-assessable shares of common stock, par value $0.01 per share (the "Common Stock") of Intek. Such 2,500,000 shares of Common Stock would, as of March 7, 1996, assuming issuance of all shares of Common Stock Intek has a commitment to issue and the additional shares of Common Stock contemplated to be issued under this Letter of Intent, including without limitation under paragraph 7, equal 6.0% of the


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     outstanding shares of Common Stock of Intek on a fully diluted basis.
     Intek shall also assume certain obligations of Midland U.S., including outstanding purchase orders for United States products, the Securicor supply agreement and Roamer distribution agreement regarding 220 MHz mobiles/systems, obligations on sales and backlog orders, and customer supply and support obligations for the United States direct supply contracts.

               3. At Intek's option, it may agree to purchase certain inventory and other tangible assets of Midland for cash. Simmonds and/or Midland U.S. will also provide interim management services on terms to be mutually agreed.

               4. The securities to be acquired by Intek from Securicor under the Buy-Sell Agreement include all of the outstanding securities of Radiocoms and all of Securicor's Preferred Stock of Johnson. The Buy-Sell Agreement shall provide for a description of the assets and business lines included in the Radiocoms business and certain other terms to be agreed to by the parties.

               5. In consideration of the purchase of the securities described in paragraph 4, Intek shall issue to Securicor 25,000,000 fully paid, non-assessable shares of Intek Common Stock. Such 25,000,000 shares of Common Stock would, as of March 7, 1996, assuming issuance of all shares of Common Stock Intek has a commitment to issue and the additional shares of Common Stock contemplated to be issued under this Letter of Intent, including without limitation under paragraph 7, equal 60.3% of the outstanding shares of Common Stock of Intek on a fully diluted basis.

               6. Simmonds shall transfer any Midland U.S. employees to Intek that Securicor and Intek select.

               7. From the date hereof through the earlier of the Closing and termination of this Letter of Intent, Intek, Midland U.S. and Radiocoms will be operated in the ordinary course of business and consistent with past practices. Except for Intek's issuance of a $2.5 million debenture, up to 1,000,000 shares of Common Stock in an equity offering, and up to 1,500,000 shares of Common Stock to acquire additional licenses, as to which the parties have agreed, transactions out of the ordinary course, including but not limited to any changes in the outstanding equity securities of Intek or Radiocoms, any changes in roll-out plans, any inter-affiliate transfer or related series of inter-affiliate transfers of funds or assets involving Intek or Radiocoms and amounts in excess of $500,000 (unless for the


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     purpose of purchasing goods and services at the fair market value of such goods and services) and any incurrence of debt or pledging of assets or related series of incurrences of debt or pledging of assets by Intek, Midland U.S. or Radiocoms, involving amounts in excess of $500,000, will require the consent of Nicholas Wilson, John Simmonds and Ed Hough. Notwithstanding the foregoing, Intek shall not issue any portion of the 1,500,000 shares of Common Stock to acquire additional licenses unless Nicholas Wilson, John Simmonds or Ed Hough are in mutual agreement, provided that such agreement shall not be unreasonably withheld. Upon or shortly following the Closing of the Transactions, Intek shall endeavor to raise approximately $40,000,000 by a suitable placement of securities to fund further expansion of the business and provide working capital.

               8.   The Closing of the Transactions will be conditioned on:

                    a. the negotiation and execution of a mutually satisfactory License Agreement, Asset Purchase Agreement, Buy-Sell Agreement (collectively, the "Transaction Agreements") and the other documents referred to therein or otherwise required to consummate the Transactions, including, but not limited to such supply agreements, customer supply and support agreements, and management services agreements as the parties shall agree;

                    b. the accuracy of the representations and warranties of Intek, Midland U.S., Simmonds and Securicor as of the Closing;

                    c. the receipt of all necessary governmental and regulatory approvals in connection with the Transactions;

                    d. the receipt of all necessary third party consents in connection with the Transactions, including without limitation, those related to Securicor's Preferred Stock under that certain shareholders agreement between Securicor and Johnson;

                    e. approval of the Transaction Agreements by the Boards of Directors of Intek, Simmonds and Securicor;

                    f. the completion of, and satisfaction of the parties with, financial, legal, environmental and operational due diligence regarding the Intek, Midland U.S. and Radiocoms businesses, including, but not limited to, receipt of a satisfactory fairness opinion by the Board of Directors of Intek;




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                    g.   the closing of the transactions contemplated under
     each of the Transaction Agreements (the "Closing");

                    h. the provision of December 31, 1995 audited financial statements of Intek, Radiocoms and the Midland U.S. businesses;

                    i. the absence of any material adverse change in the businesses of Intek, Radiocoms and Midland U.S.; and

                    j. such other conditions as are customary in transactions such as the Transactions.

               9. In connection with the aforementioned due diligence reviews, the parties will provide full access to their respective records, personnel and facilities.

               10. Each of Intek, Simmonds, Securicor and Roamer One Holdings, Inc. will cause (i) any information received in connection with the Transactions; and (ii) the substance of any discussions between the parties, to be held in confidence and not to be disclosed or used for any purpose other than for the review and furtherance of the Transactions, except to the extent required by law or in connection with obtaining necessary approvals and consents (or required or reasonably deemed appropriate in any filing with the Securities and Exchange Commission or other similar foreign agency). The parties hereto acknowledge that any announcement or other disclosure relating to the matters herein (except disclosure to their respective professional advisors) shall be made only upon their express mutual agreement, unless otherwise required by law or in connection with obtaining necessary approvals and consents, such as in order to make any filings of Schedules 13D with the Securities and Exchange Commission with respect to the matters included herein, in which case, the parties hereto shall consult with each other and coordinate such disclosure to the extent reasonably feasible. The obligations of the parties under this paragraph 10 shall survive any termination of this Letter of Intent for a period of three (3) years thereafter.

               11. Subject to the rights, if any, of a party arising out of the breach of the binding portions of this Letter of Intent, whether or not the Transactions are consummated, each of the parties hereto shall pay its legal, investment banking and accounting fees, costs and expenses in connection with the Transactions, including the fees and expenses of their advisors or other representatives. Intek shall pay the fee for the Hart-Scott-Rodino filing. The parties shall ensure that their

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     respective advisors share equally in the legal and other work required to consummate the Transactions to the extent reasonably feasible.

               12. This Letter of Intent shall be governed by and construed in accordance with the laws of the State of New York without regard to its principles of conflicts of laws.

               13. This Letter of Intent may be terminated only (i) by mutual written consent of the parties hereto, or (ii) upon written notice by any party to the other parties hereto if the Transaction Agreements have not been executed by April 30, 1996; provided however, that the termination of the binding provisions shall not affect the liability of a party for breach of any such provision prior to the termination. Upon termination of the binding provisions, the parties shall have no further obligations hereunder, except as provided for in paragraphs 10 through 15. Until the termination of this Letter of Intent, each party agrees not to (and agrees to cause its affiliates and shareholders not to) negotiate or enter into or continue discussions with any other person or entity or solicit or encourage, directly or indirectly, or furnish information to any other person or entity regarding the sale or purchase of all or any part of the securities, rights, and/or assets that are the subject of this Letter of Intent.

               14. Other than as set forth in paragraphs 7 and 10 through 15 hereof, this Letter of Intent is a statement of intent only and is not intended to and does not constitute a legally binding commitment or agreement of any party hereto, nor is there any separate oral agreement with respect to the subject matter hereof, and none of the parties hereto will have any liability to any other party for any breach of the terms of this Letter of Intent, including the failure to enter into any Transaction Agreement, other than for breach of any of the terms of paragraphs 7 and 10 through 15. Statements herein as to what either party may or will do are otherwise so expressed for convenience only, and are understood to be non-binding indications of intent only. Paragraphs 7 and 10 through 15 however, are intended to be fully binding and enforceable by and against the parties hereto.

               15. Intek hereby represents that this Letter of Intent and the proposed transaction have been duly approved by its Board of Directors, acting through a committee of its disinterested directors, at a meeting duly noticed and convened at which a quorum was present.

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               If the foregoing is acceptable to you, please sign the
     attached counterpart of this Letter of Intent in the space provided below and return the counterpart to the undersigned. This letter shall become effective when we have received counterparts which have been duly executed by Simmonds, Securicor and Roamer One Holdings, Inc.

                                   INTEK DIVERSIFIED CORPORATION



                                   By:
                                      -------------------------------------
                                   Title:
                                         ----------------------------------

     Agreed to and accepted as of
     the 7th day of March, 1996:


     SIMMONDS CAPITAL LIMITED


     By: /s/ John Simmonds
         ---------------------
     Title: President
            ------------------

     SECURICOR COMMUNICATIONS LTD.


     By: /s/ Edward Hough
         ---------------------
     Title: Chief Executive
            ------------------

     ROAMER ONE HOLDINGS, INC.


     By:
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     Title:
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